UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 37)*

Consolidated Capital Institutional Properties/2, LP

(Name of issuer)

Series A Limited Partnership Units

(Title of class of securities)

None

(CUSIP number)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

(303) 757-8101

with a copy to:

Jonathan L. Friedman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

(213) 687-5396

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable

(1)	Name of reporting person: AIMCO Properties, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 574,447.25 Series A Limited Partnership Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 574,447.25 Series A Limited Partnership Units
(11)	Aggregate amount beneficially owned by each reporting person 574,447.25 Series A Limited Partnership Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 63.23%
(14)	Type of reporting person PN

CUSIP No. Not Applicable

(1)	Name of reporting person: AIMCO-GP, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 574,447.25 Series A Limited Partnership Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 574,447.25 Series A Limited Partnership Units
(11)	Aggregate amount beneficially owned by each reporting person 574,447.25 Series A Limited Partnership Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 63.23%
(14)	Type of reporting person CO

CUSIP No. Not Applicable

(1)	Name of reporting person: Apartment Investment and Management Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 574,447.25 Series A Limited Partnership Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 574,447.25 Series A Limited Partnership Units
(11)	Aggregate amount beneficially owned by each reporting person 574,447.25 Series A Limited Partnership Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 63.23%
(14)	Type of reporting person CO

CUSIP No. Not Applicable

(1)	Name of reporting person: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 253,495.8 Series A Limited Partnership Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 253,495.8 Series A Limited Partnership Units
(11)	Aggregate amount beneficially owned by each reporting person 253,495.8 Series A Limited Partnership Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 27.90%
(14)	Type of reporting person PN

CUSIP No. Not Applicable

(1)	Name of reporting person: AIMCO/IPT, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 253,495.8 Series A Limited Partnership Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 253,495.8 Series A Limited Partnership Units
(11)	Aggregate amount beneficially owned by each reporting person 253,495.8 Series A Limited Partnership Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 27.90%
(14)	Type of reporting person CO

CUSIP No. Not Applicable

(1)	Name of reporting person: Cooper River Properties, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 67,518.7 Series A Limited Partnership Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 67,518.7 Series A Limited Partnership Units
(11)	Aggregate amount beneficially owned by each reporting person 67,518.7 Series A Limited Partnership Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 7.43%
(14)	Type of reporting person OO

CUSIP No. Not Applicable

(1)	Name of reporting person: Reedy River Properties, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 168,736.5 Series A Limited Partnership Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 168,736.5 Series A Limited Partnership Units
(11)	Aggregate amount beneficially owned by each reporting person 168,736.5 Series A Limited Partnership Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 18.57%
(14)	Type of reporting person OO

Introductory Note

This Amendment No. 37 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc., Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C. and Reedy River Properties, L.L.C. (collectively, the “Reporting Persons”).

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following information:

On November 15, 2011, Consolidated Capital Institutional Properties/2, LP, a Delaware limited partnership (the “Partnership”), AIMCO Properties and AIMCO CCIP/2 Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”) entered into an amended and restated agreement and plan of merger (the “Amended and Restated Merger Agreement”), pursuant to which the Merger Subsidiary will be merged with and into the Partnership, with the Partnership as the surviving entity. Pursuant to the terms of the Amended and Restated Merger Agreement, the cash consideration that holders of Series A units of limited partnership interest (each, a “Series A Unit”) of the Partnership may elect to receive upon consummation of the merger decreased from $8.45 to $8.27, and the number of partnership common units of AIMCO Properties that holders of Series A Units may elect to receive upon consummation of the merger will be calculated by dividing $8.27 by the average closing price of AIMCO common stock, as reported on the New York Stock Exchange, over the ten consecutive trading days ending on the second trading day immediately prior to the effective time of the merger. This decrease in consideration is due to a change in the estimated market value of the Partnership’s property, changes in the Partnership’s financial position and changes in the market value of its indebtedness.

The Amended and Restated Merger Agreement may be terminated, and the merger may be abandoned, at any time prior to consummation of the merger by the Partnership, AIMCO Properties or the Merger Subsidiary for any reason, and there is no assurance that the merger will be consummated.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The information in rows (7) through (11) and (13) of each Reporting Person’s cover page is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following is filed herewith as an Exhibit to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated July 26, 2011, by and among AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C. and Reedy River Properties, L.L.C. (incorporated by reference to Exhibit 7.1 to the Reporting Persons’ Amendment No. 35 to Schedule 13D filed on July 26, 2011).

Exhibit 7.2	Amended and Restated Agreement and Plan of Merger, dated as of November 15, 2011 (incorporated by reference to Exhibit 10.1 to Consolidated Capital Institutional Properties/2, LP’s Current Report on Form 8-K, dated November 15, 2011).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2011

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,
Its General Partner

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC.,
Its General Partner

AIMCO/IPT, INC.

COOPER RIVER PROPERTIES, L.L.C.

REEDY RIVER PROPERTIES, L.L.C.

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel